

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Omnipad Company, LLC
Tallahassee, Florida

We have reviewed the accompanying financial statements of The Omnipad Company LLC (a limited liability company), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 5, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**THE OMNIPAD COMPANY, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2018 AND 2017**
_____

| | | 2018 | | 2017 |
|---|---|---:|---|---:|
| **ASSETS** | | | | |
| | | | | |
| **CURRENT ASSETS** | | | | |
| Cash | $ | 386 | $ | 359 |
| | | | | |
| TOTAL CURRENT ASSETS | | 386 | | 359 |
| | | | | |
| **NON-CURRENT ASSETS** | | | | |
| Fixed Assets, Net | | 6,619 | | 7,524 |
| Licenses | | 150,978 | | 150,978 |
| | | | | |
| TOTAL NON-CURRENT ASSETS | | 157,597 | | 158,502 |
| | | | | |
| TOTAL ASSETS | | 157,983 | | 158,862 |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| | | | | |
| **NON-CURRENT LIABILITIES** | | | | |
| Accounts Payable | | 57,734 | | 57,735 |
| | | | | |
| TOTAL LIABILITIES | | 57,734 | | 57,735 |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members' Contribution | | 618,733 | | 618,279 |
| Retained Earnings (Deficit) | | (518,484) | | (517,152) |
| | | | | |
| TOTAL MEMBERS' EQUITY | | 100,249 | | 101,127 |
| | | | | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 157,983 | $ | 158,862 |

**THE OMNIPAD COMPANY, LLC**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| **Operating Expense** | | |
| Payroll Expenses | $         - | $     226,736 |
| General & Administrative | 427 | 132,368 |
| Rent & Lease Expenses | - | 111,468 |
| Travel Expenses | - | 31,661 |
| Repairs & Maintenance Expenses | - | 12,519 |
| Advertising & Marketing Expenses | - | 1,495 |
| Depreciation | 905 | 905 |
| | 1,332 | 517,152 |
| **Net Income from Operations** | (1,332) | (517,152) |
| **Net Income** | $     (1,332) | $   (517,152) |

**THE OMNIPAD COMPANY, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**
_____

| | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (1,332) | $ (517,152) |
| Change in Other Assets | - | (8,429) |
| Change in Accounts Payable | - | 57,735 |
| Depreciation | 905 | 905 |
| **Net Cash Flows From Operating Activities** | (427) | (466,941) |
| **Cash Flows From Investing Activities** | | |
| Change in Fixed Assets | - | (150,978) |
| **Net Cash Flows From Investing Activities** | - | (150,978) |
| **Cash Flows From Financing Activities** | | |
| Change in Members' Contribution | 454 | 618,279 |
| **Net Cash Flows From Investing Activities** | 454 | 618,279 |
| **Cash at Beginning of Period** | 359 | - |
| **Net Increase (Decrease) In Cash** | 26 | 359 |
| **Cash at End of Period** | $ 386 | $ 359 |

**THE OMNIPAD COMPANY, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**
_____

|                                          |     | 2018    |     | 2017     |
|------------------------------------------|-----|---------|-----|----------|
| Beginning Members' Equity                | $   | 101,127 | $   | -        |
| Increase in Members' Equity Contribution |     | 454     |     | 618,279  |
| Net Income                               |     | (1,332) |     | (517,152)|
| Ending Members' Equity                   | $   | 100,249 | $   | 101,127  |

**THE OMNIPAD COMPANY, LLC**

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

September 5, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The OmniPad Company, LLC ("the Company") is a corporation organized under the laws of the State of Florida. The Company is developing a patented circular motor-driven omnidirectional treadmill which will be used with virtual reality environments for the general exercise purposes

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses during 2018 and 2017 and suspended operations in 2018. The Company now needs additional capital to continue product development.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds in an equity crowdfund campaign during the third and fourth quarter of 2019.  The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.


NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant

estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

## Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

## Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

## Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

## Rent

The Company does not currently occupy any rented office space.

## Advertising

The Company records advertising expenses in the year incurred.

## Research & Development

The Company records research & development expenses in the year incurred.

## Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the members on their individual tax returns.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- EQUITY

The Company has authorized three classes of equity. Class A interests carry voting rights at a rate of 1:1 and are non-dilutable. Class B interests carry voting rights at a rate of 1:1 and are non-dilutable. Class C interests are non-voting, and subject to dilution.

Subsequent to December 31, 2018, the Company issued SAFE Notes in the amount of $50,000. The SAFE Notes entitle holders either to the future issuance of equity under certain predefined circumstances, or to the return of capital.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

## NOTE F- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

## NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

## NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 5, 2019, the date that the financial statements were available to be issued.

**THE OMNIPAD COMPANY, LLC**

Reviewed Financial Statements For The Year Ended December 31, 2017

August 17, 2018



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
The OmniPad Company, LLC
Tallahassee, FL

We have reviewed the accompanying financial statements of The OmniPad Company, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

**Accountant's Conclusion**

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 17, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

# THE OMNIPAD COMPANY, LLC
## BALANCE SHEET
## DECEMBER 31, 2017

_____

## ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 359 |
| TOTAL CURRENT ASSETS | | 359 |

**NON-CURRENT ASSETS**

| | |
|---|---:|
| Fixed Assets, Net | 7,524 |
| Licenses | 150,978 |
| TOTAL NON-CURRENT ASSETS | 158,502 |
| TOTAL ASSETS | 158,862 |

## LIABILITIES AND MEMBERS' EQUITY

**NON-CURRENT LIABILITIES**

| | |
|---|---:|
| Accounts Payable | 57,735 |
| TOTAL LIABILITIES | 57,735 |

**MEMBERS' EQUITY**

| | |
|---|---:|
| Members' Contribution | 618,279 |
| Retained Earnings (Deficit) | (517,152) |
| TOTAL MEMBERS' EQUITY | 101,127 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 158,862 |

**THE OMNIPAD COMPANY, LLC**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

**Operating Expense**

| | | |
|---|---:|---:|
| Payroll Expenses | $ | 226,736 |
| General & Administrative | | 132,368 |
| Rent & Lease Expenses | | 111,468 |
| Travel Expenses | | 31,661 |
| Repairs & Maintenance Expenses | | 12,519 |
| Advertising & Marketing Expenses | | 1,495 |
| Depreciation | | 905 |
| | | 517,152 |
| **Net Income from Operations** | | (517,152) |
| **Net Income** | $ | (517,152) |

**THE OMNIPAD COMPANY, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

**Cash Flows From Operating Activities**

| | | |
|---|---:|---:|
| Net Income (Loss) For The Period | $ | (517,152) |
| Change in Other Assets | | (8,429) |
| Change in Accounts Payable | | 57,735 |
| Depreciation | | 905 |
| **Net Cash Flows From Operating Activities** | | (466,941) |

**Cash Flows From Investing Activities**

| | |
|---|---:|
| Change in Fixed Assets | (150,978) |
| **Net Cash Flows From Investing Activities** | (150,978) |

**Cash Flows From Financing Activities**

| | |
|---|---:|
| Change in Members' Contribution | 618,279 |
| **Net Cash Flows From Investing Activities** | 618,279 |

| | | |
|---|---:|---:|
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | 359 |
| **Cash at End of Period** | $ | 359 |

**THE OMNIPAD COMPANY, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

| | | |
|---|---|---:|
| Beginning Members' Equity | $ | - |
| Increase in Members' Equity Contribution | | 618,279 |
| Net Income | | (517,152) |
| Ending  Members' Equity | $ | 101,127 |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The OmniPad Company, LLC. ("the Company") is a corporation organized under the laws of the State of Florida. The Company will be producing a patented circular motor-driven omnidirectional treadmill which will be used with virtual reality environments for the general exercise purposes

NOTE B- GOING CONCERN

As indicated in the accompanying financial statements, the Company incurred a net loss of $517,152 during the year ended December 31, 2017. The loss, as well as the uncertain conditions that the Company faces with respect to future fundraising efforts, indicate substantial doubt about the Company's ability to continue as a going concern through August 14, 2019 (one year after the accompanying financial statements were available to be issued).

The Company will conduct an equity crowdfund offering during calendar year 2018 for raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

<u>Fixed Assets</u>

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

<u>Rent</u>

The Company currently does not occupy any rented office space. There was an escrow for the rented property and $65,000 cashier's check was given to the landlord as deposit which was subsequently cashed and withheld due to the early termination in December 2017.

<u>Advertising</u>

The Company records advertising expenses in the year incurred.

<u>Income Taxes</u>

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the members on their individual tax returns. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject income tax filing requirements in the State of Florida. The Company's tax filing in the State of Florida for 2017 remain subject to review by the Internal Revenue service until 2021.

NOTE D- EQUITY

The Company has authorized three classes of equity. Class A interests carry voting rights at a rate of 1:1 and are non-dilutable. Class B interests carry voting rights at a rate of 1:1 and are dilutable. Class C interests are non-voting, and subject to dilution.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 17, 2018, the date that the financial statements were available to be issued.